Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BGI employees-

Below is a note from Bob Diamond regarding the successful conclusion of Barclays’ negotiations with ABN AMRO to create one of the largest and most broadly diversified financial institutions in the world. As Bob has laid out, this is a major milestone for Barclays and will significantly accelerate progress toward the objectives that Group ExCo and the Board have set out for the institution.

For BGI, I believe our strategic growth plans will benefit significantly from this combination. One key benefit relates to the Barclays Wealth business, which is a key partner to BGI as we look to expand the distribution of our investment capabilities into the private banking and high-net-worth channels. The combined business will create a top-tier private bank/wealth management franchise with a significantly expanded presence in Europe, Asia and Latin America. This will lead to larger opportunities for BGI to develop and distribute products for a market segment that is rapidly growing and highly complementary to our institutional client base. More generally, the combination announced today by Barclays will result in a much broader global distribution network—across retail, commercial and investment banking—that will enable expanded distribution opportunities for a number of BGI’s capabilities, such as our rapidly growing iShares and iPath exchange-traded products and our Cash management services.

There will be additional communications on this proposed combination in the coming weeks. We will have a core team at BGI working with our colleagues at ABN AMRO over the next several months to identify synergy opportunities, but in the meantime it is important that business continues as usual. I know that I can count on all of you to continue your focus on our clients and talent base, and be assured there will be no change in BGI’s investment philosophy, mission and commitment to delivering world-class investment performance and client service.

Blake

Message from Bob Diamond, President, Barclays PLC

Today we announced to our shareholders the terms of the recommended merger of Barclays and ABN AMRO. For the past month we have been exploring the synergies and opportunities that could result from a combination of these two distinguished institutions. I have no doubt that this merger will accelerate our strategy and propel us into the top tier of global universal banks.

Our first task is to gain the support of our shareholders and the approval of our regulators around the world. This will take time and it is crucial that we do not compromise on our market leading performance in investment banking and investment management while we go through this process. Then, as we move towards the integration of the businesses in 2008, we expect to drive expanded opportunities for all the talent across both businesses. Our decision making, as always, will be taken through the prism of our ability to operate at the top tier with our most important clients, the talent of the team and the potential to deliver consistently strong returns to our shareholders.

Our growth in investment banking with Barclays Capital has been industry leading. BGI’s performance in investment management has been stellar. The potential for great success and continued high performance in Barclays Wealth is clear. Whatever the outcome of this process we will continue to relentlessly take advantage of the many opportunities we have identified across investment banking and investment management. I am counting on you all to continue to focus on our clients, to attract and retain the best talent and to maintain our meritocratic culture.

We will keep you informed of developments in the process, and I ask you to pay careful attention to the protocols and compliance instructions.

This recommended merger is a great opportunity. I am confident that, if the transaction is completed, the effective integration of the businesses will result in significant and sustained growth and value to our shareholders as we leverage the impressive product capabilities and franchise footprint of the combined organisation.

Bob Diamond

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.